Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS OF SCILEX HOLDING COMPANY

The name, business address, present principal employment and citizenship of each executive officer and director of Scilex Holding Company is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Henry Ji	960 San Antonio Road Palo Alto, CA 94303	Chief Executive Officer, President and Chairperson, Scilex Holding Company	USA
Stephen Ma	960 San Antonio Road Palo Alto, CA 94303	Chief Financial Officer, Senior Vice President and Secretary, Scilex Holding Company	USA
Jay Chun	960 San Antonio Road Palo Alto, CA 94303	Director	USA
Dorman Followwill	960 San Antonio Road Palo Alto, CA 94303	Director	USA
Yue Alexander Wu	155 Bovet Road, Suite 660 San Mateo , CA 94403	Chief Executive Officer, Cothera Bioscience, Inc.	USA

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS OF SCILEX, INC.

The name, business address, present principal employment and citizenship of each executive officer and board member of Scilex, Inc. is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Henry Ji	960 San Antonio Road Palo Alto, CA 94303	Chief Executive Officer, President and Chairperson, Scilex Holding Company	USA